Mr. David M. Plattner

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

April 8, 2022

Re:	Athira Pharma, Inc. (the “Company”)
PREC14A
Filed March 30, 2022 by Richard A. Kayne, et al.
(collectively, the “Filing Persons”)
File No. 001-39503 (the “Preliminary Proxy Statement”)

Dear Mr. Plattner:

On behalf of Richard A. Kayne, set forth below are responses to the comments (the “Comments”) of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter of April 6, 2022 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the revised Preliminary Proxy Statement that has been marked to show changes made since the filing of the Preliminary Proxy Statement. The revised Preliminary Proxy Statement includes revisions made in response to the Comments set forth in the Comment Letter. The paragraph numbers set forth below correspond to the numbers contained in the Comment Letter.

Preliminary Proxy Statement

1.	The Filing Persons acknowledge the Staff’s comment and in response have revised the disclosure in the revised Preliminary Proxy Statement.

2.	The Filing Persons acknowledge the Staff’s comment and in response have revised the disclosure in the revised Preliminary Proxy Statement.

3.

The Filing Persons acknowledge the Staff’s comment and confirm that they will amend the proxy statement in the event that they select a substitute nominee prior to the Annual Meeting and that such amendment will (1) identify the substitute nominee, (2) disclose whether the nominee has consented to being named in the amended proxy statement and to serve if elected and (3) include disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

4.	The Filing Persons acknowledge the Staff’s comment and in response have revised the disclosure in the revised Preliminary Proxy Statement.

5.

The Filing Persons acknowledge the Staff’s comment (and appreciate the clarification by the Staff with respect to the comment) and have revised the disclosure in the revised Preliminary Proxy Statement.

6.	The Filing Persons acknowledge the Staff’s comment and in response have updated the cover page in the revised Preliminary Proxy Statement.

7.

We respectfully submit that Dr. Leen Kawas is not a participant in the solicitation of proxies contemplated by the Proxy Statement. We reference Dr. Kawas in the Proxy Statement to highlight our strong disagreement with the decision of the Board of Directors of the Company to compel her resignation as President and Chief Executive Officer, and to replace Dr. Kawas without conducting a customary search process and with an individual that we believe lacks the necessary credentials to lead the Company. We also acknowledge that certain participants in the solicitation, including Richard Kayne, have an unrelated business venture with Dr. Kawas. However, notwithstanding these relationships (which are completely unrelated to the Company), we do not anticipate that Dr. Kawas will solicit proxies (within the meaning of Rule 14a-1(l) of the Securities Exchange Act of 1934, as amended) or otherwise engage in any activities that would make her a participant in our solicitation as defined in Instruction 3 to Item 4 of Schedule 14A, and we have fully and transparently disclosed the existence of the unrelated business venture in the Proxy Statement.

If you have any questions regarding this letter, please contact the undersigned, Russell Leaf or Morgan McDevitt at 212-728-8000.

Very truly yours,

/s/ Jared Fertman
Partner
Willkie Farr & Gallagher LLP